Exhibit 99.10

Daniel Sadeh, Esq.

HALPER SADEH LLP

667 Madison Avenue, 5th Floor

New York, NY 10065

Telephone: (212) 763-0060

Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF NEW YORK

WAYNE JONES,	Case No:

Plaintiff,

v.	COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

INPHI CORPORATION, DIOSDADO BANATAO, NICHOLAS BRATHWAITE, CHENMING HU, DAVID LIDDLE, BRUCE MCWILLIAMS, ELISSA MURPHY, WILLIAM J. RUEHLE, SAM SRINIVASAN, and FORD TAMER,	JURY TRIAL DEMANDED

Defendants.

Plaintiff Wayne Jones (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1.     This is an action against Inphi Corporation (“Inphi” or the “Company”), and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a) and 78t(a), and Rule 14a-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14a-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Inphi by Marvell Technology Group Ltd., Marvell Technology, Inc. (f/k/a Maui HoldCo, Inc.), Maui Acquisition Company Ltd, and Indigo Acquisition Corp. (collectively, “Marvell”).

JURISDICTION AND VENUE

2.     The claims asserted herein arise under and pursuant to Sections 14(a) and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(a) and 78t(a)) and Rule 14a-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14a-9).

3.     This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4.     Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, and the alleged misstatements entered and the subsequent damages occurred in this District.

5.     In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6.     Plaintiff is, and has been at all relevant times hereto, an owner of Inphi common stock.

7.     Defendant Inphi provides high-speed analog and mixed signal semiconductor solutions for the communications, datacenter, and computing markets in China, the United States,

Thailand, and internationally. The Company is incorporated in Delaware. The Company’s common stock trades on the Nasdaq under the ticker symbol, “IPHI.”

8.     Defendant Diosdado Banatao (“Banatao”) is a director of the Company. Defendant Banatao served on the board of directors of Marvell Technology Group Ltd. from 1995 to 2003.

9.     Defendant Nicholas Brathwaite (“Brathwaite”) is a director of the Company.

10.     Defendant Chenming Hu (“Hu”) is a director of the Company.

11.     Defendant David Liddle (“Liddle”) is a director of the Company.

12.     Defendant Bruce McWilliams (“McWilliams”) is a director of the Company.

13.     Defendant Elissa Murphy (“Murphy”) is a director of the Company.

14.     Defendant William J. Ruehle (“Ruehle”) is a director of the Company.

15.     Defendant Sam Srinivasan (“Srinivasan”) is a director of the Company.

16.     Defendant Ford Tamer (“Tamer”) is President, Chief Executive Officer, and a director of the Company.

17.     Defendants Banatao, Brathwaite, Hu, Liddle, McWilliams, Murphy, Ruehle, Srinivasan, and Tamer are collectively referred to herein as the “Individual Defendants.”

18.     Defendants Inphi and the Individual Defendants are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

19.     On October 29, 2020, Inphi and Marvell announced a definitive agreement under which Marvell will acquire Inphi in a cash and stock transaction. Under the terms of the definitive agreement, the transaction consideration will consist of $66 in cash and 2.323 shares of stock of the combined company for each Inphi share. Upon closing of the transaction, Marvell shareholders will own approximately 83% of the combined company and Inphi stockholders will own approximately 17% of the combined company. The press release announcing the merger states, in pertinent part:

Marvell to Acquire Inphi - Accelerating Growth and Leadership in Cloud and 5G Infrastructure

- Creates a U.S. semiconductor powerhouse with an enterprise value of approximately $40 billion

- Positions Marvell for leadership in cloud; extends 5G opportunity

- Adds Inphi’s leading electro-optics interconnect platform in highly complementary transaction

- Expands Marvell’s addressable market to $23 billion and accelerates market growth to 12% CAGR

- Combination expected to double number of $100M+ cloud & networking customers to eight

- Accretive to revenue growth, gross and operating margin; enhances long-term financial model

NEWS PROVIDED BY

Marvell

Oct 29, 2020, 07:07 ET

SANTA CLARA, Calif. and SAN JOSE, Calif., Oct. 29, 2020 /PRNewswire/ — Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Inphi Corporation (NASDAQ: IPHI), a leader in high-speed data movement, today announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire Inphi in a cash and stock transaction. In conjunction with the transaction, Marvell intends to reorganize so that the combined company will be domiciled in the United States, creating a U.S. semiconductor powerhouse with an enterprise value of approximately $40 billion.

Inphi has built a leading high-speed data interconnect platform uniquely suited to meet the insatiable demand for increased bandwidth and low power for the cloud data centers and global networks of the future. Inphi’s high-speed electro-optics portfolio provides the connectivity fabric for cloud data centers and wired and wireless carrier networks, just as Marvell’s copper physical layer portfolio does for enterprise and future in-vehicle networks. Combining Marvell’s storage, networking, processor, and security portfolio, with Inphi’s leading electro-optics interconnect platform, will position the combined company for end-to-end technology leadership in data infrastructure. This highly complementary transaction expands Marvell’s addressable market, strengthens customer base, and accelerates Marvell’s leadership in hyperscale cloud data centers and 5G wireless infrastructure.

Today’s machine learning and other data-driven workloads have expanded beyond the confines of the server and now span the entire cloud data center, making the software-defined data center the new computing paradigm. This trend drives hyper-connectivity within the data center, putting electro-optical interconnects at the heart of the cloud architecture. In addition, the need for bandwidth between data centers continues to grow at astounding rates. Combined with explosive Internet traffic growth and the rollout of new ultra-fast 5G wireless networks, the importance of Inphi’s high-speed data interconnect solutions will only accelerate. The combined company will be uniquely positioned to serve the data-driven world, addressing high growth, attractive end markets – cloud datacenter and 5G.

Our combined scale will provide more resources and capabilities to continue to invest and better manage the rapidly ramping process technology costs. The transaction is expected to generate annual run-rate synergies of $125 million to be realized within 18 months after the transaction closes and is expected to become accretive to Marvell’s non-GAAP earnings per share by the end of the first year after the transaction closes.

“Our acquisition of Inphi will fuel Marvell’s leadership in the cloud and extend our 5G position over the next decade,” said Matt Murphy, president and CEO of Marvell. “Inphi’s technologies are at the heart of cloud data center networks and they continue to extend their leadership with innovative new products, including 400G data center interconnect optical modules, which leverage their unique silicon photonics and DSP technologies. We believe that Inphi’s growing presence with cloud customers will also lead to additional opportunities for Marvell’s DPU and ASIC products.”

“Marvell and Inphi share a vision to enable the world’s data infrastructure and we have both transformed our respective businesses to benefit from the strong secular growth expected in the cloud data center and 5G wireless markets,” said Ford Tamer, President and CEO of Inphi. “Combining with Marvell significantly increases our scale, accelerates our access to the next generations of process technology, and opens up new opportunities in 5G connectivity.”

Upon closing, Ford Tamer, Inphi’s President and CEO, will join Marvell’s Board of Directors.

Transaction Structure and Terms

Under the terms of the definitive agreement, the transaction consideration will consist of $66 in cash and 2.323 shares of stock of the combined company for each Inphi share. Upon closing of the transaction, Marvell shareholders will own approximately 83% of the combined company and Inphi stockholders will own approximately 17% of the combined company.

Marvell intends to finance the transaction with cash on hand, and additional financing. Marvell has obtained debt financing commitments from JPMorgan Chase Bank, N.A. The transaction is not subject to any financing condition and is expected to close by the second half of calendar 2021, subject to the approval of Marvell shareholders and Inphi stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

Advisors

J.P. Morgan Securities LLC served as exclusive financial advisor to Marvell and also provided committed financing for the transaction and Hogan Lovells US LLP served as legal advisor. Qatalyst Partners LP served as exclusive financial advisor to Inphi and Pillsbury Winthrop Shaw Pittman LLP served as legal advisor.

* * *

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, processing, networking, security and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial and consumer markets. To learn more, visit: https://www.marvell.com.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the US and/or elsewhere. Other names and brands may be claimed as the property of others.

About Inphi

Inphi corporation is a leader in high-speed data movement. We move big data fast, throughout the globe, between data centers, and inside data centers. Inphi’s expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. That’s where we come in. Customers rely on Inphi’s solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

20.     On December 22, 2020, Defendants caused to be filed with the SEC a Form S-4 Registration Statement (the “Registration Statement”) under the Securities Act of 1933 in connection with the Proposed Transaction.

B.	The Registration Statement Contains Materially False and Misleading Statements and Omissions

21.     The Registration Statement, which recommends that Inphi shareholders vote in favor of the Proposed Transaction, omits and/or misrepresents material information concerning: (i) Inphi’s and Marvell’s financial projections; (ii) the financial analyses performed by Inphi’s financial advisor, Qatalyst Partners LP (“Qatalyst”), in connection with its fairness opinion; and (iii) potential conflicts of interest involving Qatalyst.

22.     The omission of the material information (referenced below) renders the following sections of the Registration Statement false and misleading, among others: (i) Inphi’s Reasons for the Mergers and Recommendation of the Inphi Board; (ii) Opinion of Inphi’s Financial Advisor, Qatalyst Partners; and (iii) Unaudited Prospective Financial Information.

23.     Unless and until the material misstatements and omissions (referenced below) are remedied before the anticipated shareholder vote on the Proposed Transaction, Inphi shareholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1.	Material Omissions Concerning Inphi’s and Marvell’s Financial Projections

24.     The Registration Statement omits material information concerning Inphi’s and Marvell’s financial projections.

25.     The Registration Statement provides that, “in connection with the evaluation of the

Mergers, Marvell provided the Marvell Board and its financial advisor, J.P. Morgan, with certain non-public, unaudited financial forecasts relating to Marvell that were prepared by management of Marvell (the “Marvell Management Projections”). . . . Marvell provided to Inphi a subset of the Marvell Management Projections limited to Marvell fiscal years 2021 through 2024.”

26.     The Registration Statement provides that “Marvell provided to J.P. Morgan certain non-public unaudited financial forecasts relating to Inphi that were provided by Inphi and adjusted by Marvell’s management for the calendar years 2020 through 2029 (the “Marvell Adjusted Inphi Projections”). Inphi provided Marvell with financial forecasts limited to calendar years 2020 through 2023. Marvell’s management adjusted the forecasts provided by Inphi and then extrapolated them for calendar years 2020 through 2029.”

27.     The Registration Statement provides that, “in October 2020 in connection with the evaluation of the Mergers, Inphi provided the Inphi Board, Marvell and their respective advisors with certain non-public, unaudited stand-alone financial forecasts that were prepared by management of Inphi” (the “Inphi Projections”). The Inphi Projections were used by Qatalyst in connection with its fairness opinion and related analyses.

28.     The Registration Statement provides that “Inphi provided to Qatalyst Partners certain non-public unaudited financial forecasts for Marvell’s fiscal years ending January 31, 2021 through 2027 that were provided by the management of Marvell for its fiscal years 2021 through 2024 and as extrapolated by the management of Inphi for fiscal years 2025 through 2027 (“Marvell Projections”). Qatalyst Partners used the Marvell Projections for fiscal years 2022 through 2027, or subsets thereof, with the Inphi Board’s approval, for purposes of Qatalyst Partners’ financial analyses and fairness opinion.”

29.     The Registration Statement provides that “Inphi provided to Qatalyst Partners certain non-public unaudited pro forma financial information for calendar years 2021 through 2026 (the “Pro Forma Financial Information”) that were based on the Inphi Projections, Marvell Projections and Inphi Projected Synergies, taking into account the Mergers. . . . Qatalyst Partners used the Pro Forma Financial Information, with the Inphi Board’s approval, for purposes of Qatalyst Partners’ financial analyses and fairness opinion[.]”

30.     The Registration Statement provides tables of the purported Marvell Management Projections, Marvell Adjusted Inphi Projections, Inphi Projections, Marvell Projections, and Pro Forma Financial Information (collectively, the “Projections”).

31.     The Registration Statement, however, fails to disclose the following concerning the Projections: (1) all line items underlying (i) Revenue, (ii) EBITDA, (iii) Unlevered Free Cash Flow including SBC, (iv) Unlevered Free Cash Flow excluding SBC, (v) Unlevered Free Cash Flow, (vi) Non-GAAP Operating Income including Synergies, and (vii) Non-GAAP Net Operating Profit After Taxes; (2) Inphi’s and Marvell’s respective net income projections; and (3) a reconciliation of all non-GAAP to GAAP financial metrics.

32.     When a company discloses non-GAAP financial metrics in a Registration Statement, the company must also disclose all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. The SEC has increased its scrutiny of a company’s use of non-GAAP financial measures as such measures can be misleading and “crowd out” more reliable GAAP information.1

33.     The disclosure of the aforementioned information is material because it would provide the Company’s shareholders with a basis to project the future financial performances of the Company and combined company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to vote for or against the Proposed Transaction.

34.     The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

2.	Material Omissions Concerning Qatalyst’s Analyses

35.     In connection with the Proposed Transaction, the Registration Statement omits material information concerning analyses performed by Qatalyst.

36.     The Registration Statement fails to disclose the following concerning Qatalyst’s “Illustrative Discounted Cash Flow Analysis” of Standalone Company and Pro Forma Combined Company: (1) all line items underlying the unlevered free cash flows of Inphi and of the pro forma

[1]

Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited Jan. 8, 2021) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

combined company for calendar year 2021 through calendar year 2025; (2) the individual inputs and assumptions underlying the (i) range of discount rates of 8.0% to 11.5% and of 8.0% to 10.0%, and (ii) range of multiples of fully-diluted enterprise value to next-twelve-months NOPAT of 20.0x to 35.0x; (3) the terminal values of Inphi and of HoldCo; and (4) the number of fully-diluted Inphi shares and HoldCo shares.

37.     The valuation methods, underlying assumptions, and key inputs used by Qatalyst in rendering its purported fairness opinion must be fairly disclosed to Inphi shareholders. The description of Qatalyst’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Inphi shareholders are unable to fully understand Qatalyst’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to vote for or against the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

3.	Material Omissions Concerning Potential Conflicts of Interest Involving Qatalyst

38.     The Registration Statement omits material information concerning potential conflicts of interest involving Qatalyst.

39.     The Registration Statement provides that:

Pursuant to a letter agreement, dated as of September 4, 2019, Qatalyst Partners provided Inphi with financial advisory services in connection with the Mergers for which it will be paid approximately $82 million (provided that the final actual fee will be, in part, based on Marvell’s closing share price at the time of the closing of the Mergers, and, accordingly, the final fee may vary significantly from this estimate), $5 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the completion of the Mergers.

40.     The Registration Statement, however, fails to disclose the details of how Qatalyst’s fee will be “based on Marvell’s closing share price at the time of the closing of the Mergers” so

Inphi shareholders can determine the amount or range of Qatalyst’s fee that is contingent upon completion of the Proposed Transaction. This omission is further material because, as the Registration Statement concedes, the manner by which Qatalyst’s contingent fee will be calculated may result in Qatalyst’s “final fee [    ] vary[ing] significantly from th[e] estimate” of approximately $82 million.

41.     Disclosure of a financial advisor’s compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and implementation of strategic alternatives and the rendering of any fairness opinions. Disclosure of a financial advisor’s potential conflicts of interest may inform shareholders on how much weight to place on that analysis.

42.     The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

COUNT I

For Violations of Section 14(a) and Rule 14a-9 Promulgated Thereunder

Against All Defendants

43.     Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44.     During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Registration Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by the SEC.

45.     Each of the Individual Defendants, by virtue of his/her positions within the Company as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a) of the Exchange Act. Defendants, by use of the

mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Registration Statement with respect to the Proposed Transaction. The Defendants were, at minimum, negligent in filing the materially false and misleading Registration Statement.

46.     The false and misleading statements and omissions in the Registration Statement are material in that a reasonable shareholder would consider them important in deciding how to vote on the Proposed Transaction.

47.     By reason of the foregoing, Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

48.     Because of the false and misleading statements and omissions in the Registration Statement, Plaintiff is threatened with irreparable harm.

COUNT II

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

49.     Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

50.     The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Registration Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Registration Statement.

51.     Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Registration Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

52.     In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Registration Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Registration Statement at issue contains the recommendation of the Individual Defendants to approve the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Registration Statement.

53.     In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Registration Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

54.     By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

55.     As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.     Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to Company shareholders;

B.     In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.     Declaring that Defendants violated Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder;

D.     Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E.     Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 8, 2021	Respectfully submitted,

HALPER SADEH LLP

By: /s/ Daniel Sadeh
Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted pro hac vice)

667 Madison Avenue, 5th Floor New York, NY 10065 Telephone: (212) 763-0060 Facsimile: (646) 776-2600 Email: sadeh@halpersadeh.com zhalper@halpersadeh.com

Counsel for Plaintiff